                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


(Mark one)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required, Effective October 7, 1996]

For the fiscal year ended December 31, 2000

OR

[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                         Commission file number 1-7562


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                   GapShare

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 The Gap, Inc.
                              One Harrison Street
                            San Francisco, CA 94105

                             REQUIRED INFORMATION

          1. Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999 and Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 2000 and 1999 and supplemental schedule are contained in Exhibit 1 to this Annual Report.

          2. Consent of Deloitte & Touche LLP, Independent Auditors, is contained in Exhibit 2 to this Annual Report.

                The Exhibit Index is located on Page 3 hereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   GapShare



Date: June 14, 2001                /s/ Marka Hansen
                                   ----------------
                                   Marka Hansen
                                   Senior Vice President - Human Resources

                                 Exhibit Index

                                                                                     Sequentially
                                                                                     Number Page
1.   Audited Statements of Net Assets Available for Plan Benefits as of                   4
     December 31, 2000 and 1999 and Statements of Changes in Net Assets
     Available for Plan Benefits for the years ended December 2000 and 1999 and supplemental schedule

2.   Consent of Deloitte & Touche LLP, Independent Auditors                              12